Exhibit 99.5

Color Star Technology Announces Pricing of Approximately $1.43 million Registered Direct Offering

BEIJING, CHINA — (May 11, 2020) — Color Star Technology Co., Ltd. (Nasdaq CM: HHT) (the “Company”, “we” or “HHT”), a company engaged in the businesses of education services, announced today it has entered into a securities purchase agreement with certain accredited investors to purchase approximately $1.43 million worth of its ordinary shares in a registered direct offering and warrants to purchase ordinary shares in a concurrent private placement.

Under the terms of the securities purchase agreement, the Company has agreed to sell 2.6 million ordinary shares. In a concurrent private placement, the Company has agreed to issue unregistered warrants to purchase up to 2.6 million ordinary shares. The warrants will be exercisable immediately upon the date of issuance and have an exercise price of $0.55. The warrants will expire 5.5 years from the date of issuance. The purchase price for one ordinary share and a corresponding warrant will be $0.55. The gross proceeds to the Company from the registered direct offering and concurrent private placement are estimated to be approximately $1.43 million before deducting the placement agent’s fees and other estimated offering expenses. The registered direct offering and concurrent private placement are expected to close on or about May 13, 2020, subject to the satisfaction of customary closing conditions.

Maxim Group LLC (“Maxim”) is acting as sole placement agent in connection with this offering.

The Company intends to use the net proceeds from this offering to expand the education service business and for other general corporate purposes.

The securities described above are being offered by the Company pursuant to a shelf registration statement on Form F-3 filed with the Securities and Exchange Commission (SEC) dated February 25, 2020, as amended on March 4, 2020 and declared effective on March 10, 2020. A prospectus supplement related to the offering will be, filed with the SEC and available on the SEC’s website at http://www.sec.gov. Copies of the prospectus supplements relating to the offering may be obtained, when available, by contacting: Maxim Group LLC, 405 Lexington Avenue, 2nd Floor, New York, NY 10174, by telephone: at (212) 895-3500.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of, these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction.

About Color Star Technology Co., Ltd.

The Company is a holding company whose primary business operations are conducted through its wholly-owned subsidiaries CACM Group NY, Inc., Sunway Kids International Education Group Ltd.(“Sunway Kids”), Brave Millennium Limited, Chengdu Hengshanghui Intelligent Technology Co., Ltd. and its variable interest entities, Chengdu Hengshanghui Education Consulting Co., Ltd. Sunway Kids engages in the early childhood education service business, providing a well-structured system to day cares and preschools in China, including AI and robotic technologies, intellectual campus administration software as a service (SaaS) system and personalized education planning. The Company also anticipates providing an after-school tutoring program in New York via Baytao LLC, a newly formed joint venture and provide online learning via a platform being built by CACM. For more information, please visit http://www.china-acm.com.

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include timing of the proposed transaction; the business plans, objectives, expectations and intentions of the parties once the transaction is complete, and HHT’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, our actual results may differ materially from our expectations or projections. All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: there is uncertainty about the spread of the COVID-19 virus and the impact it will have on HHT’s operations, the demand for the HHT’s products and services, global supply chains and economic activity in general. These and other risks and uncertainties are detailed in the other public filings with the Securities and Exchange Commission (the “SEC”) by HHT.

Additional information concerning these and other factors that may impact our expectations and projections will be found in our periodic filings with the SEC, including our Annual Report on Form 20-F for the fiscal year ended June 30, 2019. HHT’s SEC filings are available publicly on the SEC’s website at www.sec.gov. HHT disclaims any obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact:

Email: Wei.zhang@china-acm.com